Fording Inc.   Suite 1000, 205 Ninth Avenue S.E.
Calgary, Alberta 72G DR4

Q4 2002 Report

FORDING INC. ANNOUNCES 2002 YEAR END RESULTS

Income from operations was $146 million
Unusual charges resulted in a net loss of $71 million or $1.38 per share

CALGARY — February 10, 2003 — Fording Inc. (TSX/NYSE: FDG) today announced income from operations of $146 million for 2002. During the fourth quarter, the Company recorded unusual items totalling $145 million after tax, comprised of $137 million write-down of its Mexican operation and $8 million in reorganization costs. Together with an after-tax expense of $6 million for the write-off of capitalized costs from the Brooks power project, these unusual items resulted in a net loss for the year of $71 million or $1.38 per share. Net income before unusual items for 2002 was $79 million, or $1.54 per share (2001 — $1.85 per share).

The Company experienced mixed results from its metallurgical coal operations in 2002. Hard-coking coal negotiations led to US$ price increases of approximately ten percent compared to 2001 levels. However, a decline in metallurgical coal sales volumes resulted in lower income overall compared with the prior year when income from operations was $176 million and net income was $97 million, or $1.80 per share.

For the fourth quarter of 2002, income from operations was $43 million, compared with $44 million a year earlier, and net income before unusual items was $26 million compared with $30 million in the same period of 2001.

Metallurgical coal sales for the year were 12.3 million tonnes, down from 15.0 million tonnes in 2001. Sales of 3.0 million tonnes in the fourth quarter of 2002 were 0.3 million tonnes below the prior year’s fourth quarter. The low sales volumes in the last quarter of 2002 resulted from customers delaying their delivery of contracted coal. Fording’s contracted sales tonnes for the first quarter of 2003 total approximately 4 million tonnes. However, it is expected that customers will not take delivery of all of these tonnes during the contract period, and first quarter 2003 sales are expected to be consistent with sales levels experienced over the last several quarters.

“Our first full year as a public company has presented us with many challenges and opportunities,” said Jim Gardiner, President and Chief Executive Officer of Fording Inc. “We have had successes and, at the same time, some disappointments.”

“Our most significant achievement will be realized if our shareholders approve the Plan of Arrangement to convert the Company into an income trust. The combination of the current metallurgical coal operations in western Canada - creating the Fording Coal Partnership that will be 65% owned by the Fording Trust — will be capable of supplying more than 25 million tonnes of coal annually, making us a much more significant competitor in the international coal industry.”

Shareholders meet in Calgary to vote on the conversion on February 19, 2003 and, if approved, the Plan of Arrangement is expected to be completed by the end of February.

“We are optimistic that metallurgical coal market conditions along with the large potential synergies from combining these significant assets will give the Fording trust excellent opportunities in the short- and long-term to provide strong levels of distributable cash for our unitholders,” added Mr. Gardiner. “Through tailoring coal brands to meet the needs of our many customers around the world while optimizing our operations and capital requirements, our Canadian brand of metallurgical coal will be well-positioned to achieve satisfying and sustainable results going forward.”

A conference call to discuss these results will be held Tuesday, February 11, 2003 at 8:00 a.m. Mountain time, 10:00 a.m. Eastern time. To participate in the conference call, please dial 1-800-814-4853 or 416-640-1907 approximately ten minutes prior to the call. The conference call will also be webcast and available on Fording’s website (www.fording.ca) under Investor Relations, Event Calendar.

FORWARD LOOKING STATEMENTS

Certain information included in this document is forward-looking including, without limitation, statements relating to the prices and demand for Fording’s products or the impact of recent events. Such forward-looking information involves numerous assumptions, inherent risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking information made by or on behalf of Fording. Risks, uncertainties and other factors are discussed in our public filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read together with the Company’s summary audited consolidated financial statements for the year ended December 31, 2002, unaudited consolidated financial statements for the three months ended December 31, 2002 and 2001, management’s discussion and analysis of financial condition and the consolidated financial statements of the Company for the year ended December 31, 2001, and Fording’s other public disclosures. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

Overview

The net loss in 2002 was $71 million or $1.38 per share which included unusual after-tax charges of $137 million for the write-down of the Company’s Mexican operation, reorganization costs of $8 million and $5 million for the expensing of the capitalized costs related to the Brooks power project. Net income before unusual items for 2002 was $79 million, or $1.54 per share (2001 — $1.85 per share).

The Company’s income from operations of $146 million decreased 17% from 2001. Results in 2002 were adversely affected by low metallurgical coal sales volumes and higher unit operating costs, partially offset by higher average sales prices for the Mountain Operations products. In addition, accumulated capitalized costs relating to the Brooks power project were expensed in 2002 due to the economic uncertainty of the project.

In the three months ended December 31, 2002 income from operations and net income before unusual items fell to $43 million and $26 million respectively, from $44 million and $30 million in the same period of 2001. Metallurgical coal sales of 3.0 million tonnes in the fourth quarter 2002 were 0.3 million tonnes below the comparable period of the prior year.

Summarized Statement of Net Income

	For the three months		For the year
	ended December 31		ended December 31

(millions of Canadian dollars, except per share amounts)	2002	2001	2002	2001

	(unaudited)		(audited)
Income from operations
Mountain Operations	$36.1	$39.3	$126.3	$142.0
Prairie Operations	9.6	7.8	37.1	40.2
Industrial Minerals Operations	(0.3)	(0.4)	(0.4)	2.4
Corporate, including Brooks capital expense	(2.8)	(3.1)	(17.0)	(8.2)

	42.6	43.6	146.0	176.4
Provision for asset write down	140.0	—	140.0	—
Reorganization costs	11.5	2.4	11.5	3.9
Interest and other expenses	1.3	1.3	5.5	8.7
Income taxes	9.1	11.6	59.9	69.2

Net income (loss) per financial statements	(119.3)	28.3	(70.9)	94.6

Unusual items, net of tax:
Provision for asset write down	137.2	—	137.2	—
Reorganization costs	7.5	1.6	7.5	2.5
Brooks capital expense	0.2	—	5.3	—

Net income before unusual items	$25.6	$29.8	$79.1	$97.1

Basic earnings (loss) per share	$(2.35)	$0.54	$(1.38)	$1.80

Basic earnings per share before unusual items	$0.51	$0.57	$1.54	$1.85

Results of Operations

Mountain Operations

Income from operations in 2002 of $126 million was $16 million below the prior year’s record level of $142 million. This decrease was a result of lower sales volumes and higher unit cost of sales, partially offset by higher sales prices.

Operating revenues decreased to $768 million from $873 million in 2001. Average coal sales prices from the Mountain Operations rose 10% over the prior year to US$44, while realized Canadian dollar prices rose to $62 per tonne from $58. Previously established foreign exchange forward contracts resulted in a realized exchange rate of US$0.71 as compared to US$0.69 in the prior year.

Sales volumes of 12.3 million tonnes were 18% below last year’s volume of 15.0 million tonnes. Protracted negotiations for the 2002 coal year resulted in increased sales prices but also contributed to significantly lower sales volumes. A reduction in tonnage from certain long-standing customers, unexpected coke plant closures in the United States, United Kingdom and Italy and the inability to place volume in the spot and tender markets, including the large Turkish market, all contributed to sales volumes well below 2001 levels.

Cost of sales decreased to $588 million in 2002 from $676 million in 2001 as a result of lower sales volumes, however unit cost of sales increased 6% to $48 per tonne. Unit distribution costs in 2002 were 3% higher, due to rail and port increases effective April 1, 2001 and the impact of a higher proportion of North American sales, which have higher rail rates. Unit cost of production was 9% higher reflecting lower production volumes, increased haul distances and higher strip ratios, while depreciation and depletion decreased 3% over the prior year, primarily due to the lower production volumes. Selling, general and administrative expenses were essentially unchanged from the prior year.

For the three months ended December 31, 2002 income from operations of $36 million was $3 million below the same period of 2001. Average Canadian dollar coal sales prices were down slightly between periods due to the effective foreign exchange rates while sales volume decreased 0.3 million tonnes quarter over quarter. Improved unit cost of sales in the fourth quarter of 2002 partially offset lower sales volumes. The operations performed well during the quarter considering the lower volumes produced.

Prairie Operations

Operating revenue declined to $67 million from $80 million in 2001 and cost of sales decreased to $23 million from $33 million in 2001. Income from operations declined to $37 million in 2002 from $40 million in 2001 primarily due to the completion of the contract at the Mildred Lake operation in the third quarter of 2001.

For the three months ended December 31, 2002, the Prairie Operations contributed $10 million in operating income, an increase of $2 million from the same period in 2001. The increase was primarily attributable to higher royalty revenues received for third-party mining of Fording reserves.

Industrial Minerals Operations

Income from operations decreased by $3 million in 2002 to a $0.4 million operating loss. Lower sales volumes were partially offset by an increase in the average sales price, which was mainly a result of sales mix. Wollastonite sales volumes of 84,000 tonnes in 2002 were 15% lower due to the Company’s exit from lower priced markets and the continued weak economies in the US and Europe. The fourth quarter loss from operations of $0.3 million was essentially unchanged from the same period in 2001.

Corporate

Corporate costs of $17 million in 2002 increased $8 million over the prior year due to accumulated capitalized costs of $8 million related to the Brooks power project being expensed in the third quarter. Economic and environmental uncertainties in the power industry, transmission congestion issues and the absence of a partner for the project indicated that the future recovery of the project costs was uncertain and accordingly the capitalized costs for the project were expensed. The Company continued to advance the project through the permitting process in the fourth quarter, with additional costs of $0.3 million being expensed as incurred. Fourth quarter Corporate costs of $3 million were consistent with the same period of 2001.

Other expenses

Net interest expense decreased to $6 million in 2002 from $8 million in 2001 due to lower average debt levels and lower interest rates. Fourth quarter net interest costs were essentially unchanged from the prior year.

Due to a history of operating losses and uncertainty around future improvement, the Company completed a detailed assessment of the recoverability of its investment in assets related to the Minera NYCO wollastonite operation. Projections of undiscounted future net cash flows generated by these assets were less than their carrying values and accordingly, a provision of $140 million was recorded in the fourth quarter 2002 for the write-down of the Mexican assets.

Reorganization costs of $12 million were expensed in the fourth quarter of 2002 relating to Fording’s Plan of Arrangement and the response to the unsolicited offer by Sherritt Coal Acquisition Inc. It is estimated that an additional $23 million in costs will be incurred in 2003 to complete the conversion of Fording into an income trust. Costs of $4 million were incurred in 2001 associated with the Canadian Pacific Limited reorganization.

Income Taxes

Income taxes decreased to $60 million in 2002 from $69 million in 2001 primarily as a result of lower pre-tax income. Several other issues impacted the income tax expense and the effective tax rate for 2002. No tax effect was recognized on the $140 million write-down of the Company’s investment in its Mexican operations except for $3 million related to assets recorded in Canada. Tax losses are not recorded unless the realization of these losses are more likely than not to occur. In the absence of this write-down, the Company’s effective tax rate for 2002 would have been approximately 49%. The impact of lower tax rates in British Columbia and Alberta and favorable adjustments related to prior years was partially offset by higher mineral taxes primarily due to larger foreign currency exchange losses, which are not deductible for mineral tax purposes. The effective tax rate in 2001 was reduced by the finalization in June 2001 of tax assessments related to prior years.

Liquidity and Capital Resources

As at December 31, 2002, the Company’s cash and cash equivalents were $7 million. Cash flow was $140 million for the year ended December 31, 2002 compared with $159 million for 2001. The Mountain Operations continue to be the primary source of cash flow for the Company. The change in cash flow was attributed primarily to higher funding of employee future benefits and to lower operating results from the Mountain Operations. Non-cash working capital increased by $32 million in 2002 primarily reflecting the increase of coal inventory due to lower than anticipated sales volumes.

Cash used in financing activities decreased to $55 million in 2002 from $69 million in 2001 due to the net effect of lower dividends and an increase in long term debt and bank indebtedness, partially offset by an increase in purchases under the Company’s normal course issuer bid. The normal course issuer bid expired September 30, 2002, with a total of 1.4 million shares purchased in 2002 for $39 million. Dividends of $28 million or $0.55 per share were paid in 2002.

Cash used in investing activities declined to $51 million for the current year from $59 million in 2001. Capital investment in 2002 was primarily related to sustaining existing operations and included the purchase of a shovel for the Mountain Operations and support equipment for the Whitewood Operation.

For the three months ended December 31, 2002 cash flow declined $15 million to $21 million over the comparable period in 2001 primarily due to a $19 million funding of the Company’s various pension plans made in the fourth quarter 2002. Cash used in financing activities was $11 million compared to financing activities providing cash of $14 million in the fourth quarter 2001. Dividends of $8 million were paid during the quarter. Net investing activities were $5 million in the fourth quarter of 2002, down from $35 million in the same period of 2001 when several haul trucks were purchased.

Outlook

On January 13, 2003, Fording announced an agreement with Teck Cominco Limited, Westshore Terminals Income Fund, Ontario Teachers Pension Plan (“Teachers”) and Sherritt International Corporation. The announcement marks the culmination of a several month process to unlock value for Fording’s shareholders. The arrangement contemplates that Fording will convert into an income trust, to be known as the Fording Canadian Coal Trust (“the Fund”). It also creates the Fording Coal Partnership (“the Partnership”). The Partnership, initially owned 65% by the Fund and 35% by Teck, will consist of Fording’s Mountain Operations, Teck’s Elkview mine and the Luscar/CONSOL Line Creek and Luscar mines and their 46% interest in Neptune Terminals in Vancouver. Fording will sell its Prairie assets to Sherritt Coal Partnership II for cash consideration of $225 million. The industrial Minerals Operations remain wholly-owned by the Fund. Also as part of the conversion, Fording and Westshore will enter into a 10-year coal handling agreement for the Fording River and Greenhills Operations.

The new arrangement, to be voted on by Fording shareholders February 19, 2003, provides shareholders with the option to receive cash, units or a combination of cash and units. The cash option is $35 per share, subject to pro-ration, to a maximum of $1.05 billion and the units are also subject to pro-ration, to a maximum of 21.4 million units. If all shareholders, except Teachers, who will receive units for their 6.2% interest in Fording, elect to receive cash, pro-ration will result in each share being exchanged for approximately $21.75 in cash and 0.379 of a unit in the Fund.

If this arrangement is approved by shareholders, the new Partnership will be capable of net production in excess of 25 million tonnes of metallurgical coal. The Partnership has estimated annual synergies in excess of $75 million when fully realized through the combination of the metallurgical coal assets.

Under the new income trust structure, the Fund’s financial results will be significantly influenced by the results of the Partnership and the world metallurgical coal markets. Management believes that the metallurgical coal markets are balanced and that Fording’s coal is competitively priced and well positioned for the 2003 coal year, which commences on April 1, 2003. Negotiations with world-wide steel companies for the new coal year are ongoing.

In 2003, under the new structure, the Fund expects cash flows to be more than sufficient to fund sustaining capital requirements and service its debt facilities. Scheduled capital expenditures are expected to be of a sustaining nature. An anticipated initial distribution by the Fund for the period between closing of the transaction and March 31, 2003 is approximately $1.00 per unit including a special distribution of $0.74 per unit. This estimate is principally based on projected coal sales volumes of 6 million tonnes in the quarter, a Canadian/US dollar exchange rate of $0.65 and mine plans that existed in January 2003.

It is expected that common shares of Fording will trade until the close of business on the last trading day prior to the effective date and that the units of the Fund will commence trading on the effective date. The effective date is currently expected to be February 28, 2003.

The target distribution for the final three quarters of 2003 is approximately $4.29 per unit, including a second special distribution of $0.74 per unit. This estimate is based on, among other things, existing coal prices, sales volumes of 18.5 million tonnes for the nine months, a Canadian/US exchange rate of $0.65, operating and capital costs based on mine plans of each operation as at early January 2003 and the realization of $25 million in synergies at the Partnership level. New coal prices are generally established for each coal year commencing April 1, based on negotiations among producers and steel companies. These negotiations have not yet been concluded for the upcoming coal year. A comprehensive integration and optimization plan for the Partnership will be prepared. This plan may result in certain costs being incurred for rationalization and integration of mine production.

New banking facilities in the amount of $540 million have been established for Fording and the Partnership and are comprised of $420 million available to the Fund and $120 million available to the Partnership. The Fording facilities will be supported by an unsecured guarantee by the Partnership (limited in recourse as against Teck to the assets of the Partnership and the interests of Teck therein), an assignment of Fording interest in the Partnership and a general security interest over the assets of Fording. Fording and the Partnership each will have a $120 million facility available in the form of an extendible 364 day revolving, one-year non-revolving facility. Fording will also have $300 million of term facilities, 50% to be refinanced within two years of draw down and the balance upon expiry in three years. Borrowing rates are short-term and subject to interest rate movement. The facilities also provide covenants related to several financial ratios as well as negative covenants that include restrictions on the disposition of core mining assets.

During the first quarter of 2003, Westshore experienced damage to the smaller of its two coal loaders. At this time, little impact on coal sales is expected and coal is capable of being loaded on schedule. The availability of the Neptune facilities and other loading options will facilitate meeting customer commitments on a timely basis.

During 2002, Fording’s hedged foreign exchange rate was US$0.71, resulting in exchange losses of $84 million being realized. In 2003, the hedged foreign exchange rate improves to US$0.65.

OPERATING DATA

	For the three months		For the year
	ended December 31		ended December 31

	2002	2001	2002	2001

Mountain Operations
Coal produced (million tonnes)*
Total	2.9	4.0	14.0	16.8
Net Production	2.7	3.8	13.3	15.8
Coal sales (million tonnes)	3.0	3.3	12.3	15.0
Average sales price ($US/tonne)	$44	$43	$44	$40
Average sales price ($CDN/tonne)	$62	$63	$62	$58
Prairie Operations
Coal delivered (million tonnes)	1.6	1.4	6.4	5.6
Industrial Minerals Operations
Wollastonite sales (thousand tonnes)	18	23	84	99
Average sales price ($US/tonne)	$334	$289	$331	$292
Employees at period-end			1,855	1,917

*	A joint-venture partner in the Greenhills Operations takes a 20% share of production in kind.

FINANCIAL STATEMENTS

Consolidated Statement of Income

	For the three months		For the year
	ended December 31		ended December 31

(millions of Canadian dollars, except per share amounts)	2002	2001	2002	2001

	(unaudited)		(audited)
Revenues	$212.4	$234.9	$882.2	$1,000.4

Expenses
Cost of sales	149.1	168.4	641.7	739.0
Selling, general and administration	4.4	5.6	16.4	15.2
Depreciation and depletion	16.0	17.3	69.9	69.8
Brooks capital expense (note 3)	0.3	—	8.2	—

	169.8	191.3	736.2	824.0

Income from operations	42.6	43.6	146.0	176.4
Other Expenses
Provision for asset write-down (note 4)	140.0	—	140.0	—
Reorganization costs (note 5)	11.5	2.4	11.5	3.9
Interest expense	1.3	1.4	5.6	8.5
Interest income	—	—	(0.1)	(0.1)
Other	—	—	—	0.3

	152.8	3.8	157.0	12.6
Income (loss) before taxes	(110.2)	39.8	(11.0)	163.8
Income taxes
Current	9.9	20.2	53.1	78.8
Future	(0.8)	(8.6)	6.8	(9.6)

	9.1	11.6	59.9	69.2

Net income (loss)	$(119.3)	$28.2	$(70.9)	$94.6

Weighted average number of common shares outstanding	50.6	52.2	51.4	52.5

Basic earnings (loss) per common share	$(2.35)	$0.54	$(1.38)	$1.80

Diluted earnings (loss) per common share	$(2.35)	$0.54	$(1.38)	$1.80

Consolidated Statement of Retained Earnings
(Audited)

	For the year ended December 31

(millions of Canadian dollars)	2002	2001

Balance, beginning of year	$423.6	$361.2
Net income	(70.9)	94.6
Dividends	(28.2)	(32.2)
Repurchase of shares	(32.7)	—

Balance, end of year	$291.8	$423.6

Consolidated Statement of Cash Flows

	For the three months		For the year
	ended December 31		ended December 31

(millions of Canadian dollars)	2002	2001	2002	2001

	(unaudited)		(audited)
Operating activities
Net income (loss)	$(119.3)	$28.2	$(70.9)	$94.6
Provision for asset write-down (note 4)	140.0	—	140.0	—
Depreciation and depletion	15.5	17.5	69.4	70.9
Brooks capital expense (note 3)	0.3	—	8.2	—
Future income taxes	(0.9)	(8.6)	6.8	(9.6)
Reclamation of minesites	0.5	—	1.3	1.5
Employee future benefits	(16.7)	0.1	(16.3)	1.9
Other	1.8	(0.2)	1.8	(0.8)

Cash flow	21.2	37.0	140.3	158.5
Change in non-cash working capital	(5.5)	(16.4)	(31.5)	(30.3)

Cash from operations	15.7	20.6	108.8	128.2

Financing activities
Dividends	(7.6)	(6.6)	(28.2)	(32.2)
Change in long-term debt	(1.0)	50.0	4.0	(13.0)
Change in bank indebtedness	(2.6)	(15.7)	7.2	(9.3)
Issuance of capital stock	0.3	0.4	0.7	0.4
Repurchase of capital stock	—	(14.5)	(38.5)	(14.5)

	(10.9)	13.6	(54.8)	(68.6)

Investing activities
Additions to capital assets	(4.1)	(36.5)	(51.5)	(65.3)
Proceeds on disposal of capital assets	—	1.2	1.2	6.6
Other	(0.5)	0.5	(0.4)	0.2

	(4.6)	(34.8)	(50.7)	(58.5)

Cash position*
Increase (decrease) in cash	0.2	(0.6)	3.3	1.1
Cash at beginning of period	6.8	4.3	3.7	2.6

Cash at end of period	$7.0	$3.7	$7.0	$3.7

*	Cash is comprised of cash and investments maturing within three months

Consolidated Balance Sheet
(audited)

	December 31	December 31
(millions of Canadian dollars)	2002	2001

Assets
Current assets
Cash, temporary investments	$7.0	$3.7
Accounts receivable	47.5	54.3
Inventories	189.7	156.8
Prepaid expenses	10.3	6.9

	254.5	221.7

Capital assets	1,374.2	1,466.5
Less: Accumulated depreciation, depletion and amortization	730.1	659.4

	644.1	807.1

Other assets	10.8	11.5

	$909.4	$1,040.3

Liabilities and Shareholders’ Equity
Current liabilities
Bank indebtedness	$8.1	$0.9
Accounts payable	81.6	78.5
Income taxes payable	3.1	1.7

	92.8	81.1
Reclamation	35.8	34.5
Pensions and other post-retirement benefits	12.2	27.2
Long-term debt	135.0	131.0
Future income taxes	184.9	178.3

	460.7	452.1

Shareholders’ equity
Capital stock	122.4	125.5
Capital contributed	—	1.8
Retained earnings	291.8	423.6
Foreign currency translation adjustments	34.5	37.3

	448.7	588.2

	$909.4	$1,040.3

Notes to Consolidated Financial Statements

1. Accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements, except as noted below. The financial statements should be read in conjunction with the Corporation’s annual consolidated financial statements included in the 2001 Annual Report and other public disclosure.

Stock-based compensation

Under the Corporation’s stock-based compensation plan, the exercise price of stock options issued to employees is equivalent to market price at the time of the grant; therefore no compensation expense is recognized when options are issued. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

On January 1, 2002 the Canadian Institute of Chartered Accountants (CICA) Section 3870, Stock-based Compensation and Other Stock-based Payments became effective. The new section applies to all awards granted on or after January 1, 2002. When a company does not use the fair value based method of accounting, it must disclose pro-forma fair value based income and earnings per share information. Under the new recommendations, the Corporation’s accounting for stock options is unchanged from prior periods, except for additional disclosure requirements as detailed in note 8.

2. Corporate reorganization

On October 1, 2001, as part of a corporate Plan of Arrangement, Canadian Pacific Limited (CPL) distributed its interests in Fording Corporation (old Fording Inc.) to a newly created publicly held Corporation, Fording Inc. (new Fording Inc.). As both Fording Corporation and Fording Inc. were under the control of CPL, the transaction was accounted for in a manner similar to a pooling-of-interests and the historical financial information of Fording Corporation became the historical financial information of newly formed Fording Inc.

3. Brooks capital expense

During 2002 the Corporation decided to expense all amounts that had been capitalized relating to the Brooks power project. Due to the present state of economic and environmental uncertainties in the power industry, transmission congestion issues, and the current absence of a partner for the project, the future recovery of the project costs is uncertain.

4. Provision for asset write-down

Due to a history of operating losses and uncertainty around future improvement, the Corporation assessed the recoverability of its investment in long-lived assets related to the Minera NYCO Industrial Minerals operation in Mexico. The Corporation projected the undiscounted future net cash flows of these assets and determined that they are less than the carrying value. Accordingly, the Corporation recorded a provision for asset impairment of $140 million. Estimates of undiscounted future net cash flows are subject to significant uncertainties and assumptions, therefore actual results could vary significantly from such estimates. The excess of tax basis over net book value created by the write-down has not been recognized as its realization must be more likely than not. The only tax effect recognized on the write-off of assets was reversal of a $2.8 million future tax liability associated with assets recorded in Canada related to the Minera NYCO operation.

5. Reorganization costs

Costs related to reorganization of $11.5 million were incurred in 2002 for the Corporation’s Plan of Arrangement (note 11) and response to the unsolicited offer by Sherritt Coal Acquisition Inc. Costs of $3.9 million in 2001 were related to the CPL reorganization (note 2).

6. Segment information

	For the three months		For the year
	ended December 31		ended December 31

(millions of Canadian dollars)	2002	2001	2002	2001

	(unaudited)		(audited)
Mountain Operations
Revenues	$184.6	$209.1	$767.8	$872.6
Cost of sales	136.6	155.7	588.4	676.1
Selling, general and administration	1.1	0.6	2.8	2.4
Depreciation and depletion	10.8	13.5	50.3	52.1

Income from operations	36.1	39.3	126.3	142.0

Prairie Operations
Revenues	17.0	14.7	66.9	80.2
Cost of sales	5.7	5.4	22.5	32.6
Depreciation and depletion	1.7	1.4	7.3	7.4

Income from operations	9.6	7.9	37.1	40.2

Industrial Minerals Operations
Revenues	10.8	11.1	47.5	47.6
Cost of sales	6.8	7.3	30.8	30.3
Selling, general and administration	1.7	2.0	6.4	6.1
Depreciation and depletion	2.6	2.2	10.7	8.8

Income (loss) from operations	(0.3)	(0.4)	(0.4)	2.4

Corporate
Selling, general and administration	1.6	3.0	7.2	6.7
Depreciation and depletion	0.9	0.2	1.6	1.5
Brooks capital expense	0.3	—	8.2	—

Income (loss) from operations	(2.8)	(3.2)	(17.0)	(8.2)

Summary
Revenues	$212.4	$234.9	$882.2	$1,000.4
Cost of sales	149.1	168.4	641.7	739.0
Selling, general and administration	4.4	5.6	16.4	15.2
Depreciation and depletion	16.0	17.3	69.9	69.8
Brooks capital expense	0.3	—	8.2	—

Income from operations	42.6	43.6	146.0	176.4
Provision for asset write-down (note 4)	140.0	—	140.0	—
Reorganization costs (note 5)	11.5	2.4	11.5	3.9
Interest, net, and other expenses	1.3	1.4	5.5	8.7
Income taxes	9.1	11.6	59.9	69.2

Net income (loss)	$(119.3)	$28.2	$(70.9)	$94.6

7. Earnings per share

Fording became an independent corporate entity on October 1, 2001 with its shares trading on the Toronto and New York stock exchanges effective October 3, 2001. Basic earnings per share has been calculated assuming that for all periods prior to October 1, 2001 the number of Fording shares outstanding was that which was outstanding immediately upon the completion of the Plan of Arrangement, which was 52.5 million shares.

Similarly, diluted earnings per share has been calculated assuming that the number of Fording options outstanding immediately after the completion of the Plan of Arrangement were outstanding for all periods prior to October 1, 2001. In calculating diluted earnings per share, the net income remains unchanged from the basic earnings per share calculation and the number of shares outstanding is increased for the dilutive effect of outstanding stock options. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. For the three months and year ended December 31, 2002, the dilutive effect of 0.2 million stock options have been excluded from diluted earnings per share calculations on the basis that they would be anti-dilutive to the loss per share.

At December 31, 2002 the number of shares outstanding was 50.7 million.

	For the three months		For the year
	ended December 31		ended December 31

(millions)	2002	2001	2002	2001

	(unaudited)		(audited)
Weighted average number of common shares outstanding — basic earnings per share	50.6	52.2	51.4	52.5
Effect of dilutive securities — stock options	—	0.2	—	0.2

Weighted average number of common shares outstanding — diluted earnings per share	50.6	52.4	51.4	52.7

8. Stock-based compensation

On April 23, 2002, under the Directors’ Stock Option Plan, the Corporation granted 32,000 options to purchase common shares at $31.06, being the five-day weighted average trading price of the shares on the Toronto Stock Exchange. The expiry date of options is ten years after the grant date and the options become exercisable following the next annual shareholders’ meeting. The Corporation granted 224,960 options under the Key Employee Stock Option Plan on February 15, 2002, at an exercise price of $27.60, being the five-day weighted average trading price of the shares on the Toronto Stock Exchange. Options issued under the Key Employee Stock Option Plan expire ten years after the grant date and become exercisable over a three-year vesting period.

On a pro-forma basis, had compensation cost for the Corporation’s stock options issued in 2002 been determined based on the fair value method, the Corporation’s net income and earnings per share would have been reduced to the amounts shown below.

		For the three months	For the year ended
		ended December 31	December 31
(millions of Canadian dollars, except per share amounts)		2002	2002

		(unaudited)	(audited)
Net Income	As reported	$(119.3)	$(70.9)
	Pro-forma	$(119.0)	$(71.9)
Basic earnings per share	As reported	$(2.35)	$(1.38)
	Pro-forma	$(2.36)	$(1.40)
Diluted earnings per share	As reported	$(2.35)	$(1.38)
	Pro-forma	$(2.36)	$(1.40)

The fair value of options granted during 2002 was estimated at $2.5 million, using the Black-Scholes model with the following weighted average assumptions:

2002

Expected life (years)	6
Risk free interest rate	4.9%
Expected volatility	33%
Dividend yield	1.8%

For the pro-forma net income calculation, the fair value of options is amortized to compensation expense over the vesting period of the options, which resulted in a $0.3 million adjustment in the fourth quarter of 2002 ($1.0 million for the year).

9. Foreign exchange forward contracts

Exchange rate movements can have a significant impact on results as a significant portion of the Corporation’s operating costs are incurred in Canadian dollars and most revenues are earned in US dollars. To manage its exposure to currency fluctuations, the Corporation has entered into foreign exchange forward contracts to fix the rate at which certain future anticipated flows of US dollars are exchanged into Canadian dollars. The following chart summarizes the Corporation’s hedged positions commencing January 1, 2003.

	Amount
	Hedged	Average Exchange Rates
Year	(millions of US$)	(CDN$/US$)	(US$/CDN$)

2003	585	1.54	0.65
2004	434	1.53	0.66
2005	355	1.51	0.66
2006	95	1.60	0.62

Total	$1,469

The unrealized loss on foreign exchange forward contracts as at December 31, 2002 was $111.3 million. The Corporation’s realized loss on foreign exchange included in revenues of the fourth quarter is $18.8 million ($83.5 million for the year).

10. Commitments and Contingencies

There are no material changes to commitments and contingencies from those reported in the annual consolidated financial statements included in the Corporation’s 2001 Annual Report except as noted below.

On October 30, 2001, the Canadian Pacific Railway Company (CPR) by notice under Article 6 of the Arrangement Agreement entered into in connection with the Plan of Arrangement, asserted a claim against Fording relating to purported environmental damage at the former Mount Washington minesite on Vancouver Island. The notice states that CPR, as the parent company to the registered titleholder of the mineral rights, was served with an Inspector’s Direction under the Fisheries Act (Canada) on June 26, 2001 wherein CPR and the third-party owner of the surface rights were directed to remediate the Mount Washington minesite. CPR is claiming indemnification against Fording under the Arrangement Agreement on the basis that responsibility for remediation of the Mount Washington minesite relates to Fording’s business. On April 4, 2002, CPR, by letter, directed Fording, together with two other parties, to assume care and control of the remediation of the Mount Washington minesite. Fording disputes that it has any liability to CPR in connection with the Inspector’s Direction or under the Arrangement Agreement.

The Corporation is involved in proceedings pertaining to one of its pension plans which, in the event of an unfavourable outcome, would not have a material effect on the pension benefit obligation but could result in a significant increase in funding requirements.

11. Subsequent Event

On January 12, 2003 the Corporation entered into a Combination Agreement with Teck Cominco Limited (“Teck”), Westshore Terminals Income Fund (“Westshore”), Ontario Teachers’ Pension Plan (“Teachers”) and Sherritt International Corporation (“Sherritt”) that, among other things, requires that the Corporation reorganize the way in which equity in the business of the Corporation is held through a conversion into an income trust to be known as the Fording Canadian Coal Trust (“the Fund”). The reorganization will proceed by Plan of Arrangement (the “Arrangement”) and is subject to shareholder approval at a meeting scheduled for February 19, 2002 and approval by the Court of Queen’s Bench of Alberta.

Pursuant to the Arrangement, shareholders can elect to receive cash, units of the Fund, or a combination of cash and units. The cash option and the unit option are subject to pro ration if more than the maximum amount of cash ($1,050 million) or the maximum number of units (21.4 million) are elected under the Arrangement. The Corporation will purchase metallurgical coal assets from the Luscar/CONSOL Joint Ventures in exchange for 6.4 million units of the Fund. Luscar is controlled by Teachers and Sherritt. The Arrangement also provides for the sale of the Corporation’s Prairie assets to Sherritt Coal Partnership II, a partnership owned by Teachers and Sherritt, for cash consideration of $225 million plus an amount for working capital and a royalty on future expansion of production from the Prairie assets beyond current levels up to 5% of gross revenues from such expansion.

Teck and Westshore would each pay $150 million for 4.3 million units of the Fund, Teachers would pay $275 million for 7.9 million units and Sherritt would pay $100 million for 2.9 million units of the Fund. On completion of the transaction, there would be 47.1 million units of the Fund outstanding. The Corporation also has arranged a new credit facility whereby it would draw down $336 million to replace existing debt, pay costs of the transaction, pay two special distributions and complete the funding to existing shareholders.

The Arrangement also provides for the creation of the Fording Coal Partnership (“the Partnership”). Pursuant to the Arrangement, Fording would transfer all its metallurgical assets (including the assets purchased from Luscar) and Teck would transfer its Elkview mine and other metallurgical coal assets into the Partnership that would be owned 65% by the Fund and 35% by Teck. Teck would have the opportunity to increase its interest in the Partnership by a total of 5% over the first four years of the Partnership if certain synergy levels are achieved.

Included in the terms of the Combination Agreement are non-compete clauses whereby the Corporation, the Fund and the Partnership agree not to become involved in the thermal coal business, other than incidental to the metallurgical business, for a period of five years. Sherritt and Teachers agreed that they would not become involved in the metallurgical coal business for a period of five years. The Corporation has agreed to pay the costs of the transaction for itself and other parties to the Combination Agreement. A total of $50 million would be made to Teachers and Sherritt and a total of $25 million would be made to Teck and Westshore. The Corporation estimates that its costs of the transaction will be approximately $35 million.

All outstanding options to purchase shares of the Corporation would be fully vested at the effective date of the transaction.

The Combination Agreement also provides for two special distributions to unitholders. The special distributions in the aggregate amount of $70 million are to be paid to holders of record on March 31, 2003 and June 30, 2003.

12. Reclassification

Certain 2001 figures have been reclassified to conform to the presentation adopted for 2002.

For further information contact:
Mark Gow, CA
Director, Investor Relations
(403) 260-9834
mark_gow@fording.ca